UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number: Date examination completed:

811-21864     :     November 30, 2013

2.	State identification Number: N/A

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA

WV WI WY PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

WisdomTree Trust

4.	Address of principal executive office (number,street,city,state,zip code):

245 Park Avenue

35th Floor

New York, N.Y. 10167

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

The WisdomTree Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the WisdomTree Trust, including the WisdomTree Total Dividend Fund, WisdomTree LargeCap Dividend Fund, WisdomTree MidCap Dividend Fund, WisdomTree SmallCap Dividend Fund, WisdomTree Total Earnings Fund, WisdomTree Earnings 500 Fund, WisdomTree MidCap Earnings Fund, WisdomTree SmallCap Earnings Fund, WisdomTree LargeCap Value Fund, WisdomTree Global Equity Income Fund, WisdomTree Global Natural Resources Fund, WisdomTree Global ex-U.S. Dividend Growth Fund, WisdomTree Global ex-U.S. Utilities Fund, WisdomTree Global ex-U.S. Real Estate Fund, WisdomTree Commodity Country Equity Fund, WisdomTree Emerging Markets Equity Income Fund, WisdomTree Emerging Markets SmallCap Dividend Fund, WisdomTree India Earnings Fund, WisdomTree Middle East Dividend Fund, WisdomTree DEFA Equity Income Fund, WisdomTree Europe Hedged Equity Fund, WisdomTree International LargeCap Dividend Fund, WisdomTree International MidCap Dividend Fund, WisdomTree International SmallCap Dividend Fund, WisdomTree Europe SmallCap Dividend Fund, WisdomTree Japan Hedged Equity Fund, WisdomTree Japan SmallCap Dividend Fund, WisdomTree International Dividend ex-Financials Fund, WisdomTree Asia Pacific ex-Japan Fund, WisdomTree DEFA Fund, WisdomTree Dividend ex-Financials Fund, WisdomTree Equity Income Fund, WisdomTree Australia Dividend Fund, WisdomTree U.S. Dividend Growth Fund, WisdomTree Emerging Markets Consumer Growth Fund, WisdomTree Korea Hedged Equity Fund, WisdomTree U.S SmallCap Dividend Growth Fund, WisdomTree Japan Hedged SmallCap Equity Fund, WisdomTree United Kingdom Hedged Equity Fund, WisdomTree Emerging Markets Dividend Growth Fund and WisdomTree Germany Hedged Equity Fund- each a series of WisdomTree Trust (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of November 30, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2013, and with respect to agreement of security and similar investments purchases and sales, for the period June 1, 2013 to November 30, 2013.

•	Confirmation of all securities held by BNY Mellon, Custodian in book entry form and reconciliation with depositories and subcustodians used by BNY Mellon.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, BNY Mellon.

•	Confirmation of all time deposits with broker/banks and agreement with Custodian records.

To the Board of Trustees of

The WisdomTree Trust

Page Two

•	Agreement of five security purchases and five security sales from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2013, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the WisdomTree Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

January 30, 2014

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH CERTAIN PROVISIONS OF THE

INVESTMENT COMPANY ACT OF 1940

January 30, 2014

I, as a member of management of the WisdomTree Trust (the “Funds”), am responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal control over compliance with those requirements. I have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2013, and from June 1, 2013 through November 30, 2013.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2013 and from June 1, 2013 through November 30, 2013 with respect to securities and similar investments reflected in the investment accounts of the Funds.

WisdomTree Trust

/s/ David Castano
David Castano
Treasurer